January 5, 2016	Seth K. Weiner
404-504-7664
VIA EDGAR	sweiner@mmmlaw.com
www.mmmlaw.com
Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Griffin-American Healthcare REIT 4, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Submitted October 23, 2015
File No. 333-205960

Dear Mr. Kluck:

On behalf of Griffin-American Healthcare REIT IV, Inc. (formerly known as Griffin-American Healthcare REIT 4, Inc.) (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on January 5, 2016 (Registration No. 333‑205960) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated November 10, 2015. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.
On behalf of the Company, we respond to the specific comments of the Staff as follows:
General

Comment No. 1: In the forepart of the prospectus, please include disclosure that affirmatively states that fees can be increased without shareholder consent.

Response: The Company has revised the forepart of the Prospectus contained in the Amendment to affirmatively state that fees may be increased without the stockholders’ consent.

Comment No. 2: We note your disclosure on the cover page of the prospectus that the servicing fee will not exceed the 10% limitation on underwriting compensation imposed by FINRA. Please revise your disclosure throughout the prospectus, including the summary and use of proceeds sections, to disclose that total selling commissions and dealer manager fees (i.e., 6.0% selling commissions and dealer manager fees plus 4% stockholder servicing fee) would be 10% if the servicing fee was paid in full. Please see your related disclosure on page 189.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Washington, DC • Raleigh-Durham • Savannah
International Marketing Offices • Beijing • Taipei

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck
Securities and Exchange Commission
January 5, 2016

Response: The Company has revised the “Prospectus Summary - Estimated Use of Proceeds,” “Estimated Use of Proceeds” and “Management of Our Company - Affiliated Companies - Dealer Manager” sections of the Prospectus contained in the Amendment to disclose that, if the maximum selling commissions, dealer manager fees and stockholder servicing fees are paid, the total of such underwriting compensation would be 10.0% of the gross offering proceeds in the primary offering.

Comment No. 3: We note your disclosure that you will pay to your adviser acquisition fees up to 4.50%. Please tell us whether the amount of these acquisition fees is higher than what is typically paid in the industry. If these acquisition fees are higher, please include disclosure in the prospectus, including the summary, that explains how these fees are higher than what is customarily paid.

Response: The Company has reviewed the acquisition fees paid by other companies in the non-traded real estate investment trust industry and respectfully believes that, during the time that the Company would pay the contingent advisor payment, as described in the Prospectus contained in the Amendment, the aggregate acquisition fees the Company would pay would be higher than the prevailing market average for such fees, although the Company also believes that certain other fees it intends to pay are below the prevailing market average for such fees. Nevertheless, the Company has revised the “Prospectus Summary - Compensation to Our Advisor, Our Dealer Manager and Their Affiliates,” “Estimated Use of Proceeds” and “Compensation Table” sections of the Prospectus contained in the Amendment to disclose that, while the Company is paying the contingent advisor payment, the aggregate acquisition fees that the Company would pay would be higher than the prevailing market average for such fees in the non-traded real estate investment trust industry.

Questions and Answers About this Offering

Q: What will you do with the money raised in this offering? Page 3

Comment No. 4: When discussing the costs of the offering, please include the servicing fee.

Response: The Company respectfully submits that the stockholder servicing fee is paid from the Company’s operations, not from the offering proceeds. Nevertheless, the Company has revised the “Questions and Answers About This Offering - What will you do with the money raised in this offering?” section of the Prospectus contained in the Amendment to include a reference to the stockholder servicing fee.

Prospectus Summary

Estimated Use of Proceeds, page 7

Comment No. 5: Please revise your table to include a footnote to provide additional information regarding your acquisition fees, including but not limited to the contingent acquisition fee.

Response: The Company has revised the “Prospectus Summary - Estimated Use of Proceeds” section of the Prospectus contained in the Amendment to include a footnote that provides additional information regarding the acquisition fees, including the contingent advisor payment.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck
Securities and Exchange Commission
January 5, 2016

Estimated Use of Proceeds, page 59

Comment No. 6: We note that the amount of the acquisition fees in the table is 4.1% percent of the offering. Please reconcile this amount with the disclosure in footnote (5) that you will pay acquisition fees up to 4.5%.

Response: As noted in the “Prospectus Summary - Compensation to Our Advisor, Our Dealer Manager and Their Affiliates,” “Estimated Use of Proceeds” and “Compensation Table” sections of the Prospectus, the acquisition fees are based on the contract purchase price of an investment, not the gross offering proceeds. Because such acquisition fees are calculated based on the contract purchase price and therefore reduce the amount that the Company may invest in assets, one must calculate the amount available to be invested in assets before calculating the maximum acquisition fees that must be paid (in other words, one must calculate the last row of the table in the “Prospectus Summary - Estimated Use of Proceeds” and “Estimated Use of Proceeds” sections of the Prospectus before calculating the maximum acquisition fees that may be paid). The result of that calculation, assuming maximum acquisition fees of 4.5% of the contract purchase price of investments, is shown in the “Prospectus Summary - Estimated Use of Proceeds” and “Estimated Use of Proceeds” sections of the Prospectus, and illustrates that the maximum acquisition fees of 4.5% of the contract purchase price (assuming the maximum offering amount is raised) would reflect acquisition fees that represent 4.1% of the gross offering proceeds. To provide further clarity regarding this calculation, the Company has added disclosure to footnote (4) to the table in the “Prospectus Summary - Estimated Use of Proceeds” section of the Prospectus and footnote (5) to the table in the “Estimated Use of Proceeds” section of the Prospectus contained in the Amendment.

Notes to Consolidated Balance Sheets

3. Commitments and Contingencies

Other Organizational and Offering Expenses, page F-4

Comment No. 7: Please amend to clarify for what portion of the amount disclosed you are liable, as you indicate you are no longer required to reimburse your advisor for certain other organizational and offering expenses.

Response: The Company has revised Note 3 to the Consolidated Balance Sheet in the Prospectus contained in the Amendment to clarify the portion of the other organizational and offering expenses for which the Company may be liable.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck
Securities and Exchange Commission
January 5, 2016

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:	Jeffrey T. Hanson
Cora Lo, Esq.